UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-253720 and 333-259472) and Form S-8 (File Nos. 333-228301 and 333-238115) of Gamida Cell Ltd. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On or about October 12, 2021, Gamida Cell Ltd. (the “Company”) first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record a proxy statement for an Annual Meeting of Shareholders to be held on November 17, 2021, at 12 Leshem Street, Kiryat Gat, 8258412, Israel.

A live webcast of the Meeting can be accessed in the “Investors & Media” section of the Company’s website at www.gamida-cell.com. To participate in the live call, please dial 866-930-5560 (U.S. domestic) or 409-216-0605 (international) and refer to conference ID number 1169912. A replay of the webcast will be available for approximately seven days. No voting will be allowed during the webcast.

Filed herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

99.1	Notice of the Annual Meeting (the “Meeting”) of shareholders of Gamida Cell Ltd. and Proxy Statement for the Meeting, each dated October 12, 2021.

99.2	Proxy card for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

October 12, 2021	By:	/s/ Julian Adams
Julian Adams
Chief Executive Officer

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